UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
July 1, 2008
Commission File No. 001-33690
SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events
     On July 1, 2008, Seanergy Maritime Corp. (the “Company”) announced that the record date for public shareholders to receive the Company’s quarterly interest distribution is July 9, 2008.
     Further, the Company announced that they would pay $1,080,934 distribution of interest from the Trust Account or $0.0468 per share, that will be paid to record date public shareholders on July 15, 2008.
Financial Statements and Exhibits
     (c) Exhibits:

Exhibit No.	Description

99.1	Press release dated July 1, 2008

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seanergy Maritime Corp.

By:	/s/ Dale Ploughman

Name:	Dale Ploughman
Title:	Chief Executive Officer
Dated: July 1, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated July 1, 2008.

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